Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	For the Three
	Months Ended
	March 31,
	2014	2013
Income (loss) from continuing operations before taxes	$427	$305
Sub-total of fixed charges	71	67
Sub-total of adjusted income (loss)	498	372
Interest on annuities and financial products	626	608
Adjusted income (loss) base	$1,124	$980
Fixed Charges
Interest and debt expense	$67	$64
Interest expense related to uncertain tax positions	1	-
Portion of rent expense representing interest	3	3
Sub-total of fixed charges excluding interest on
annuities and financial products	71	67
Interest on annuities and financial products	626	608
Total fixed charges	$697	$675

Ratio of sub-total of adjusted income (loss) to sub-total
of fixed charges excluding interest on annuities and
financial products	7.01	5.55
Ratio of adjusted income (loss) base to total fixed
charges	1.61	1.45